August 14, 2008

Via U.S. Mail and Facsimile (281-406-2010)

Robert L. Parker, Jr.
Chairman, Chief Executive Officer, and Director
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

>   **Re:**   **Parker Drilling Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **Filed August 11, 2008**
>   **File No. 1-07573**
>   **Response Letter Dated August 12, 2008**

Dear Mr. Parker:

We have reviewed your response letter dated August 12, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your response letter that you are conducting an internal review relating to certain shipments of equipment and supplies that were routed through Iran, and the drilling of wells in Korpeje Field in Turkmenistan, from where gas may be exported by pipeline to Iran. We also note on pages 13 and 36 of your Form 10-Q that although you are unable to predict the scope or result of this internal review or its ultimate outcome, you have initiated a voluntary disclosure of these potential compliance issues to "the appropriate U.S. government agency."

   Please represent to us that you will disclose in your future filings, as appropriate, any material information related to the status, findings, and results of your internal review and any material developments related to the Office of Foreign Assets Control and/or the Bureau of Industry and Security, as applicable.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Robert L. Parker, Jr.
Parker Drilling Company
August 14, 2008
Page 2

       Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review.

       Sincerely,

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance